Exhibit 99.29

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

October 11, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

UNSOLICITED TAKE-OVER BID @ $2.50

Vancouver, BC – October 11, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), Western Wind Energy Corp. (“Western Wind Energy”) is not pleased to report that Algonquin Power and Utilities (“Algonquin”), has made an unsolicited bid. Management and the Board of Directors is of the opinion that this is an extremely low-ball bid to purchase 100% of the common shares of Western Wind Energy for $2.50 per share, either all cash or a combination of cash and Algonquin common shares.

Western Wind Energy has conducted two major independent valuations by both DAI Consulting and Deloitte regarding our major assets. The DAI Report values Western Wind Energy, on a fully diluted basis, at over $5.06 per share and the Deloitte Report is extremely consistent in its asset valuations of Western Wind.

A large US-based corporation, with a substantial US tax appetite, is the only entity that can offer the full value to the Western Wind shareholders, based on the DAI and Deloitte reports. This is due to the fact that there is over $300 million of tax shield available to a large taxable, US entity.

Algonquin is clearly not in a position to offer anywhere near a price that can internally utilize both the tax shield and offer Western Wind Energy shareholders, the best value.

Upon review of the Algonguin balance sheet, it is evident that Algonquin has raised almost $900 million in equity but yet, has lost over $400 million of that, as reflected in the balance sheet, as a deficit.

Western Wind Energy, on the other hand, has started with less than $1 million in capital, with a $0.35 per share IPO price and has consistently outperformed and outgrown Algonquin, in leaps and bounds. Western Wind Energy is at the cusp of going on-line in three months, with its flagship, 120 MW Windstar Project, which means significant returns for the shareholders, well above the Algonquin offer.

Western Wind Energy’s management strongly recommends that its shareholders ignore Algonquin’s low ball offer and for all shareholders to clearly study and analyze the Algonquin financial statements.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.